THIRD AMENDMENT TO
TFS CAPITAL INVESTMENT TRUST
FUND ACCOUNTING AGREEMENT

WHEREAS, TFS Capital Investment Trust, an Ohio business trust (the “Trust”) and Ultimus Fund Solutions, LLC (the “Fund Accountant”), an Ohio limited liability company, have entered into a Fund Accounting Agreement as of June 23, 2004 (the “Agreement”);

WHEREAS, the parties agree to amend the Agreement;

NOW, THEREFORE, effective July 1, 2011, the Trust and the Fund Accountant agree to amend the Agreement as follows:

1.	Schedule B of the Agreement is hereby amended as follows:

FEES AND EXPENSES

FEES:

Ultimus shall be entitled to receive a fee from the Trust on the first business day following the end of each month, or at such time(s) as Ultimus shall request and the parties hereto shall agree, a fee computed with respect to each Portfolio, excluding TFS Market Neutral Fund, as follows:

Base fee per year = $30,000, ($2,500 per month which includes up to 2,000 trades per month), plus

Asset based fee of:

Average Daily Net Assets	Asset Based Fee
First $500 million	.010%
In excess of $500 million	.005%

The above base fee assumes one class of shares.  For a Portfolio that offers more than one class of shares, the base fee is $36,000 (two classes) or $42,000 (three classes).

TFS Market Neutral Fund

Ultimus shall be entitled to receive a fee from the TFS Market Neutral Fund on the first business day following the end of each month, or at such time(s) as Ultimus shall request and the parties hereto shall agree, a fee computed with respect to the TFS Market Neutral Fund as follows:

Base fee per year = $48,000, ($4,000 per month which includes up to 2,000 portfolio trades per month), plus

Asset based fee = 0.005% of average gross daily assets

The above base fee assumes one class of shares.  If the TFS Market Neutral Fund decides to offer more than one class of shares, the base fee is $54,000 (two classes) or $60,000 (three classes).

MONTHLY PER TRADE FEE

The Base Fees, as described above, allow for each Portfolio to execute up to 2,000 portfolio trades per month without additional fees.  For trades in excess of this amount Ultimus will charge the respective Portfolio(s) $1 for each such trade.

PERFORMANCE REPORTING:

For Performance Reporting (including After-Tax Performance Reporting), Ultimus charges each Portfolio a fee of $250 per month.

OUT-OF-POCKET EXPENSES:

The fees set forth above shall be in addition to the payment of out-of-pocket expenses, as provided for in Section 4 of this Agreement.

2.	Except as amended hereof, the Agreement shall remain in full force and effect.

Executed this 1st day of July, 2011

TFS CAPITAL INVESTMENT TRUST

By:	/s/ Larry S. Eiben
Larry Eiben, Trustee

ULTIMUS FUND SOLUTIONS, LLC

By:	/s/ Robert G. Dorsey
Robert G. Dorsey, President